UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Extension of the Phosphate Mining Concession of Rotem Amfert Negev

Item 1

Extension of the Phosphate Mining Concession of Rotem Amfert Negev

Further to Note 7 to the Company's Financial Statements for the third quarter of 2021, regarding the phosphate mining concession of ICL’s subsidiary, Rotem Amfert Negev (“Rotem”), which is valid until the end of 2021 (the “Concession”), the Company hereby reports, that following the recommendation and request of the authorized regulator for the extension, the Israeli Ministry of Energy, the Finance Committee of the Israeli Knesset (the Israeli Parliament) approved to extend the Concession for an additional 3 years, until the end of 2024.

The Concession sets forth, among other things, requirements regarding restoration of the mining and plants areas. To assure compliance with the Concession's provisions, ICL committed to the State of Israel, that if needed it will assume Rotem’s responsibilities and indemnify the State.

The Company is working with the relevant authorities to complete the processes necessary for the implementation of the Concession.

This immediate report contains estimations that constitute forward looking statements. These estimations are based on our management’s beliefs and assumptions and on information currently available to our management. Accordingly, there is no certainty that the process will be completed on time or that there will not be any new financial or other obligations due to various factors including other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021 (the Annual Report) and in subsequent filings on current reports on Form 6-K.

For additional information regarding Rotem’s mining areas, see Note 18 to our Audited Financial Statements for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: December 23, 2021